745 Seventh Avenue

    BARClAYS
             New York, NY 10019

             United States


April 3, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

To Whom it May Concern:

    Barclays Capital Inc. (   Barclays   ) was informed that ESGEN Acquisition
Corporation (the    Company   ) intends to pursue
a business combination with SUNERGY RENEWABLES, LLC or one of its affiliate(s)
(the    Target   ) (the    Business
Combination   ). Barclays has not been engaged by the Company, the sponsor or the Target regarding the Business
Combination. However, because Barclays served as one of the Company   s
underwriters on its initial public offering (the
   IPO   ), Barclays will be entitled to its portion of the back-end fee if the
Business Combination is consummated.

    Citigroup Global Markets Inc. and Barclays Capital Inc., in each case, as representatives of the several underwriters, previously entered into an underwriting agreement, dated October 19, 2021 (the
  Underwriting Agreement   ) related to the
Company   s IPO that entitles Barclays to a portion of the Deferred Discount
(as defined in the Underwriting Agreement).
Barclays informed the Company that it has waived any rights it has to the Deferred Discount solely as it relates to the Business Combination.

    A registration statement for the Business Combination has not filed or confidentially submitted with the Securities and Exchange Commission and, therefore, has not yet been declared effective as of the date of this letter.

     This letter is to advise you that, effective as of April 3, 2023, Barclays
(i) waived any Deferred Discount solely with
respect to the Business Combination and (ii) has resigned from, or ceased or refused to act in, every capacity and relationship in which we may be described in any registration statement with respect to the Business Combination as acting or agreeing to act (including, without limitation, any capacity or relationship
(A) required to be described under Paragraph
(5) of Schedule A (15 U.S.C. 77aa) or (B) for which consent is required under
Section 7 of the Securities Act of 1933, as
amended (the    Securities Act   )) with respect to the Business Combination.

     Therefore, we hereby advise you and the Company, that pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities
Act) will be responsible for any part of the registration statement with respect to the Business Combination. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Business
Combination.



                                                              Sincerely,

                                                              BARCLAYS CAPITAL
INC.



                                                              By:
_____________________
                                                              Name:
                                                              Title: Managing
Director




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